THE NIELSEN COMPANY B.V.

NIELSEN FINANCE LLC

NIELSEN FINANCE CO.

770 Broadway

New York, New York 10003

July 31, 2007

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.
Registration Statement on Form S-4 (File No. 333-142546)

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Registration Statement”) is the responsibility of The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co. (the “Registrants”) and the subsidiaries listed as registrants in the Registration Statement. The Registrants, on their behalf and on behalf of the subsidiary registrants, acknowledge that none of Staff comments, changes made to the proposed disclosure in the Registration Statement, the Staff’s determination that there are no further comments on the Registration Statement, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective:

•	may be asserted as a defense in any proceeding which may be brought by any person;

•	forecloses the Commission from taking any action with respect to the Registration Statement; or

•	relieves the Registrants or any of the subsidiary registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrants, on their behalf and on behalf of the subsidiary registrants, represent that they will not assert any of the above actions by the Commission or the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE NIELSEN COMPANY B.V.

NIELSEN FINANCE LLC

NIELSEN FINANCE CO.

By: /s/Harris Black

Name: Harris Black

Title:   Vice President, Deputy General Counsel and Secretary

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